SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2009
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 15, 2009
Shaw Communications Inc.
By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW BOARD APPOINTS MICHAEL O’BRIEN AS LEAD DIRECTOR
Calgary, Alberta (January 15, 2009) — Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has appointed Michael W. O’Brien as Lead Director to replace the Rt. Hon. Don F. Mazankowski, P.C., O.C., LL.D. who is retiring from the Board and not standing for re-election at the Company’s annual shareholder meeting.
During fiscal 2004, the Company created the position of Lead Director and adopted a formal position description, a copy of which is available on the Company’s website, shaw.ca. As Lead Director, Mr. O’Brien will provide independent leadership to the Board and maintain and enhance the quality of the Company’s corporate governance practices.
Mr. O’Brien has been a member of Shaw’s Board since 2003 and served as Audit Committee Chair since 2004. Prior to his involvement with Shaw, Mr. O’Brien served as Executive Vice-President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., an integrated oil and gas company, until his retirement in 2002. He is currently a director of Suncor Energy Inc., as well as Chair of its Governance Committee and a member of its Audit Committee.
The Board expresses its sincere thanks to Mr. Mazankowski, who in his role as Lead Director, made a significant contribution to the functioning of the Board and the development of sound governance practices.
The Board would also like to acknowledge and thank Ron Joyce, co-founder of Tim Horton’s, for his contributions as a Director of the Company over the past 9 years. Mr. Joyce is also retiring from the Board.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves 3.4 million customers, including 1.6 million Internet and 670,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).

For further information, please contact:
Shaw Investor Relations
investor.relations@sjrb.ca